UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Comstock Resources, Inc.

(Name of Issuer)

Common stock, par value $0.50 per share

(Title of Class of Securities)

205768302

(CUSIP Number)

Thomas L. Walker

Arkoma Drilling, L.P.

Williston Drilling, L.P.

One Cowboys Way
Frisco Texas 75034

972-497-4394

with a copy to:

Doug Rayburn

Gibson, Dunn & Crutcher LLP

2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

214-698-3442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768302	SCHEDULE 13D	Page 2 of 10

1	Names of reporting persons Arkoma Drilling, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒*
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TX
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 66,806,077**
	9	Sole dispositive power 0
	10	Shared dispositive power 66,806,077**
11	Aggregate amount beneficially owned by each reporting person 66,806,077**
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 63.1%***
14	Type of reporting person (see instructions) PN
*

This Schedule 13D is filed by Arkoma Drilling, L.P. (“Arkoma”), Williston Drilling, L.P. (“Williston”), Blue Star Exploration Company (the “General Partner”) and Jerral W. Jones (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**

Consists of 66,806,077 shares of common stock, par value $0.50 per share (“Common Stock”), of Comstock Resources, Inc. (the “Issuer”) held by Arkoma. The General Partner is the general partner of Arkoma and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma or the General Partner.

***

The percentage is calculated based upon 105,868,064 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2019 (the “Quarterly Report”).

SCHEDULE 13D

CUSIP No.	Page 3 of 10

1	Names of reporting persons Williston Drilling, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TX
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 21,765,352*
	9	Sole dispositive power 0
	10	Shared dispositive power 21,765,352*
11	Aggregate amount beneficially owned by each reporting person 21,765,352*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.6%**
14	Type of reporting person (see instructions) PN
*

Consists of 21,765,352 shares of Common Stock held by Williston. The General Partner is the general partner of Williston and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Williston or the General Partner.

**	The percentage is calculated based upon 105,868,064 outstanding shares of Common Stock as reported on the Quarterly Report.

CUSIP No.	Page 4 of 10

1	Names of reporting persons Blue Star Exploration Company
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TX
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 88,571,429*
	9	Sole dispositive power 0
	10	Shared dispositive power 88,571,429*
11	Aggregate amount beneficially owned by each reporting person 88,571,429*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 83.7%**
14	Type of reporting person (see instructions) CO
*

Consists of (i) 66,806,077 shares of Common Stock held by Arkoma and (ii) 21,765,352 shares of Common Stock held by Williston. The General Partner is the general partner of Arkoma and Williston and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma and Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma, Williston or the General Partner.

**	The percentage is calculated based upon 105,868,064 outstanding shares of Common Stock as reported on the Quarterly Report.

CUSIP No.	Page 5 of 10

1	Names of reporting persons Jerral W. Jones
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 88,571,429*
	9	Sole dispositive power 0
	10	Shared dispositive power 88,571,429*
11	Aggregate amount beneficially owned by each reporting person 88,571,429*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 83.7%**
14	Type of reporting person (see instructions) IN
*

Consists of (i) 66,806,077 shares of Common Stock held by Arkoma and (ii) 21,765,352 shares of Common Stock held by Williston. The General Partner is the general partner of Arkoma and Williston and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma and Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma, Williston or the General Partner.

**	The percentage is calculated based upon 105,868,064 outstanding shares of Common Stock as reported on the Quarterly Report.

CUSIP No.	Page 6 of 10

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed with the SEC on August 22, 2018 (the “Original Schedule 13D” and, together with Amendment No. 1, this “Schedule 13D”). The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.  This Schedule 13D relates to shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby supplemented to include the following:

Agreement and Plan of Merger

On June 7, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Covey Park Energy LLC, a Delaware limited liability company (“Covey Park”), New Covey Park Energy LLC, a Delaware limited liability company (“Holdings”) and solely for purposes of Section 5.14 thereof, Covey Park Energy Holdings LLC, a Delaware limited liability company, pursuant to the terms of which Covey Park will merge with and into the Issuer, with the Issuer as the surviving entity of such merger (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, all of the equity of Covey Park that is issued and outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive (i) 28,833,000 shares of Common Stock (subject to the terms and conditions of the Merger Agreement), (ii) 210,000 shares of preferred stock, $10.00 par value per share (“Series A Preferred Stock”), of the Issuer newly designated as Series A Preferred Stock, and (iii) cash in an amount equal to $700 million plus the Series A Preferred Balance (as defined in the Merger Agreement).

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties by the parties thereto. None of the representations and warranties of the parties included in the Merger Agreement survive the closing of the transactions.

The Merger Agreement contains customary pre-closing covenants of the parties, including the obligation of the Issuer and Covey Park (together with its subsidiaries) to conduct their respective businesses in the ordinary course consistent with past practice and to refrain from taking certain specified actions, subject to certain exceptions.

Conditions to the Parties’ Obligations under the Merger Agreement

The closing of the Merger Agreement is subject to the satisfaction of customary closing conditions, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as well as the mailing of a written information statement of the type contemplated by Rule 14c-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) containing the information specified in Schedule 14C under the Exchange Act concerning the transactions contemplated by the Merger Agreement to the Issuer’s stockholders at least twenty days prior to the Closing Date (as defined in the Merger Agreement).

There can be no assurance that these closing conditions will be satisfied.

Termination Rights

The Merger Agreement contains certain customary termination rights, subject to certain conditions and exceptions, including, among others, in the event of the following: (i) if the closing has not occurred by November 30, 2019 (the “End Date”); (ii) by mutual written agreement of the Issuer and Covey Park; (iii) if the consummation of the transactions is prohibited by law; and (iv) for breach of a representation, warranty, covenant or other agreement by a party which has not been cured by the earlier of (x) 30 days following written notice from the other party of such breach and (y) the End Date.

If the Merger Agreement is terminated in accordance with its terms, other than certain specified liabilities that may become payable in certain circumstances, the Merger Agreement will become void and of no effect, without any liability or obligation on the part of the Issuer, on the one hand, or Covey Park and Holdings, on the other hand (except to the extent that such termination results from the willful and material breach by a party or fraud), other than certain specified sections of the Merger Agreement. In the event Covey Park terminates the Merger Agreement as a result of the Issuer’s inability to secure the necessary debt financing to consummate the Merger, the Issuer shall be responsible for a financing termination fee in the amount of $100 million, which will be payable to Covey Park within five business days following the termination of the Merger Agreement.

CUSIP No.	Page 7 of 10

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 7 and is incorporated in this Item 4 by reference.

Subscription Agreement

In connection with the Merger, on June 7, 2019, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with each of Arkoma Drilling CP, LLC, a Texas limited liability company (“Arkoma LLC”), and Williston Drilling CP, LLC, a Texas limited liability company (“Williston LLC” and, together with Arkoma LLC, the “Jones Purchasers”), pursuant to which the Jones Purchasers agreed to purchase, and the Issuer agreed to issue and sell to the Jones Purchasers in the aggregate: (i) 50,000,000 shares of Common Stock for total consideration of $300 million; and (ii) 175,000 shares of Preferred Stock newly designated as Series B Preferred Stock (“Series B Preferred Stock”) for total consideration of $175 million (together, the “Stock Issuance”).

The Subscription Agreement contains customary representations and warranties by the parties thereto. None of the representations and warranties of the parties included in the Subscription Agreement survive the closing of the transactions. The closing of the transactions contemplated under the Subscription Agreement is subject to customary closing conditions including that all representations and warranties are true and correct in all material respects at closing, each party has performed all pre-closing covenants, no action is pending or threatened to enjoin closing of the transactions contemplated under the Subscription Agreement and that the Merger is to be closed.

The foregoing description of the Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreement, a copy of which is attached hereto as Exhibit 8 and is incorporated in this Item 4 by reference.

Shareholders’ Agreement

Concurrent with the execution of the Merger Agreement, the Issuer, Arkoma, Williston, the Jones Purchasers, Holdings and Mr. Jones entered into a Shareholders Agreement, dated June 7, 2019 (the “Shareholders Agreement”). The parties to the Shareholders Agreement, which will become effective upon the closing of the Merger, entered into the Shareholders Agreement to establish various arrangements with respect to the governance of the Issuer after the closing of the Merger and the other transactions contemplated by the Merger Agreement including, among other things, (i) the agreement by Arkoma, Williston, Mr. Jones and the Issuer to take all necessary to action to cause one individual designated by Holdings to serve on the board of directors of the Issuer (the “Board”) for so long as Holdings and its affiliates own a specified amount of equity in the Issuer, (ii) the agreement by Arkoma, Williston, Mr. Jones and the Issuer to ensure that the number of directors serving on the Board will not exceed nine for so long as Holdings and its affiliates own a specified amount of equity in the Issuer, (iii) the right of Holdings and its affiliates to participate in certain sales of equity in the Issuer by Arkoma and Williston and other entities controlled by Mr. Jones, and (iv) for so long as Holdings and its affiliates own a specified amount of equity in the Issuer, the Issuer has agreed not to take certain actions, including capital expenditures above a certain threshold and acquisitions above a certain threshold, without the consent of Holdings.

The foregoing description of the Shareholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Shareholders Agreement, a copy of which is attached hereto as Exhibit 9 and is incorporated in this Item 4 by reference.

Support Agreement

Concurrent with the execution of the Merger Agreement, Holdings and Mr. Jones entered into a Support Agreement, dated as of June 7, 2019 (the “Support Agreement”), pursuant to which, among other things, Mr. Jones agreed, and agreed to cause his affiliates (including Arkoma and Williston), to (i) make an appropriate filing or filings (if required) with respect to the Merger of a Notification and Report Form pursuant to the HSR Act as promptly as practicable and in any event within fifteen business days after the date of the Merger Agreement, (ii) use reasonable best efforts to supply any additional information and documentary material that may be requested by any governmental authority in connection therewith, (iii) use reasonable best efforts to take, or cause to be taken (including by their respective affiliates), all other actions consistent with the Support Agreement necessary to cause the expiration or termination of any applicable waiting periods under the HSR Act as soon as practicable and (iv) request and use reasonable best efforts to obtain early termination of any applicable waiting periods under the HSR Act. In addition, Mr. Jones agreed, from the date of the Support Agreement until one hundred eighty days following the Closing Date, not to, and to cause his controlled affiliates not to, subject to certain exceptions, acquire or sell any equity securities of the Issuer.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated in this Item 10 by reference.

Amended and Restated Registration Rights Agreement

CUSIP No.	Page 8 of 10

In connection with the transactions contemplated by the Merger Agreement, the Issuer, Arkoma, Williston, the Jones Purchasers, Holdings and Mr. Jones entered into the Amended and Restated Registration Rights Agreement, dated June 7, 2019 (the “A&R Registration Agreement”), which will be effective only as of the closing of the Merger and will amend and restate the Registration Rights Agreement, dated August 3, 2018, by and among the Issuer, Arkoma and Williston. The A&R Registration Agreement will add the Jones Purchasers and Holdings as parties thereto and provide the Holders (as defined in the A&R Registration Agreement) with customary registration rights. The A&R Registration Agreement will, among other things, require the Issuer to file, not later than 45 days after closing, a shelf registration statement under the Securities Act to permit the public resale of all of the Registrable Securities (as defined in the A&R Registration Agreement) held by the Holders from time to time as permitted by Rule 415 under the Securities Act. In certain circumstances, and subject to certain qualifications and limitations, holders of Registrable Securities will have piggyback registration rights on offerings of Common Stock by the Issuer or the other parties thereto as well as the right to request that the Issuer initiate an Underwritten Offering (as defined in the A&R Registration Agreement) when they reasonably expect certain gross proceeds in excess of a threshold amount from any such Underwritten Offering.

The foregoing description of the A&R Registration Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated in this Item 11 by reference.

Irrevocable Written Consent; Waiver of Preemptive Rights

On June 7, 2019, Arkoma and Williston, delivered to the corporate secretary of the Issuer an irrevocable written consent adopting and approving the Merger Agreement and the Amendment to the Issuer’s Second Amended and Restated Articles of Incorporation to increase the authorized shares of: (a) capital stock of the Issuer from 160,000,000 shares to 405,000,000 shares and (b) Common Stock from 155,000,000 shares to 400,000,000 shares. Arkoma and Williston also waived any preemptive rights relating to the Stock Issuance and the issuance of shares of Common Stock upon conversion of the Series A Preferred Stock and Series B Preferred Stock. As of June 7, 2019, Arkoma and Williston held shares of Common Stock in the aggregate representing approximately 83.56% of the voting power of all outstanding shares of Common Stock. Accordingly, the adoption of the Merger Agreement by the Issuer’s stockholders was effected in accordance with the Nevada Revised Statues on June 7, 2019. No further approval of the stockholders of the Issuer is required to adopt the Merger Agreement or the Merger.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented to include the following:

“The information set forth in Item 4 is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented to include the following:

Exhibit Number	Description of Exhibits
7	Agreement and Plan of Merger, dated June 7, 2019 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-3262) filed on June 10, 2019).
8	Subscription Agreement, dated June 7, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-3262) filed on June 10, 2019).
9	Shareholders Agreement, dated June 7, 2019 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-3262) filed on June 10, 2019).
10*	Support Agreement, dated June 7, 2019, between Holdings and Mr. Jones.
11

Amended and Restated Registration Rights Agreement, dated June 7, 2019 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-3262) filed on June 10, 2019).

*filed herewith

CUSIP No.	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2019	ARKOMA DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

WILLISTON DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

BLUE STAR EXPLORATION COMPANY

	By:	Jerral W. Jones
its Sole Shareholder

	By:	/s/ Jerral W. Jones
Jerral W. Jones

	By:	/s/ Jerral W. Jones
Jerral W. Jones

CUSIP No.	Page 10 of 10

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 11, 2019	ARKOMA DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

WILLISTON DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

BLUE STAR EXPLORATION COMPANY

	By:	Jerral W. Jones
its Sole Shareholder

	By:	/s/ Jerral W. Jones
Jerral W. Jones

	By:	/s/ Jerral W. Jones
Jerral W. Jones